Exhibit 99.2
51JOB, INC.
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People’s Republic of China
2009 ANNUAL GENERAL MEETING OF MEMBERS
TO BE HELD ON AUGUST 28, 2009
PROXY STATEMENT
The Board of Directors is soliciting proxies for the 2009 Annual General Meeting of Members (the “Meeting”) of 51job, Inc. (the “Company”) to be held on August 28, 2009 at 9:00am, local time, or any adjournment or postponement thereof. The Meeting will be held at the Company’s principal executive offices at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.
Members of record at the close of business on July 17, 2009 (the “Record Date”) of shares in the capital of the Company may attend the Meeting and will be entitled to vote at the Meeting or any adjournment or postponement thereof. The quorum for the Meeting shall be one or more members present in person or by proxy holding not less than 33 1/3% of the outstanding common shares of the Company.
A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. Every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.
PROPOSALS TO BE VOTED ON
At the Meeting, ordinary resolutions will be proposed as follows:
1. To re-elect Mr. David K. Chao as a director of the Company.
2. To re-elect Dr. Xiaoyue Chen as a director of the Company.
3. To re-elect Mr. Hiroyuki Honda as a director of the Company.
4. To re-elect Mr. Donald L. Lucas as a director of the Company.
5. To re-elect Mr. Rick Yan as a director of the Company.
6. To approve the adoption of the 2009 Share Option Plan.
In addition, the Meeting will transact any other business properly brought before the Meeting.
The Board of Directors recommends a vote “FOR” each proposal.
VOTING PROCEDURE FOR HOLDERS OF COMMON SHARES
For holders of the Company’s common shares, you should vote by either attending the Meeting in person or by mailing the attached proxy form as instructed therein.

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VOTING PROCEDURE FOR HOLDERS OF AMERICAN DEPOSITARY SHARES
JPMorgan Chase Bank, N.A., as depositary of the American Depositary Shares (the “ADSs”), has advised the Company that it intends to mail to all holders of ADSs the Notice of the Meeting, this Proxy Statement and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the depositary will endeavor, to the extent practicable, to vote or cause to be voted the amount of common shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set for in such request. As the holder of record for all the common shares represented by the ADSs, only the depositary may vote those common shares at the Meeting. Holders of ADSs may attend, but may not vote at, the Meeting or any adjournment or postponement thereof.
The depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.
If (1) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (2) the enclosed ADS Voting Instruction Card is improperly completed or (3) no ADS Voting Instruction Card is received by the depositary from a holder of the ADSs by August 25, 2009, the depositary shall deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote as the designated person so authorize.
AVAILABILITY OF PROXY MATERIALS
The proxy materials, including the Company’s 2008 annual report, are available at http://ir.51job.com under the heading “Annual Report.” You may request a hard copy of these documents by sending an email to the Investor Relations Department at investor.relations@51job.com or by calling +86-21-6879-6250. There is no charge to you for requesting a copy.
DEADLINE FOR MEMBER PROPOSALS
For proposals from members to be considered and included in the proxy statement for the 2010 Annual General Meeting of Members, you must submit your proposal in writing and deliver it to the attention of the Company Secretary before July 1, 2010 at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy form.

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PROPOSAL NO. 1 TO NO. 5
ELECTION OF DIRECTORS
The Board of Directors currently consists of five members. Four of them are non-executive directors and one is a member of management. In accordance with the Company’s Fifth Amended and Restated Memorandum and Articles of Association, at each annual general meeting, all of the directors for the time being shall retire from office, retaining office until the close of such meeting, and shall be eligible for re-election. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. The Company’s articles presently authorize five board positions.
DIRECTORS FOR RE-ELECTION
David K. Chao has been a director of the Company since 2000. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University. Mr. Chao is a Co-founder and Managing General Partner of DCM, an early stage technology venture capital firm that manages US$1.6 billion. DCM is headquartered in Menlo Park, California and also has offices in Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a founding executive of Japan Communications, Inc., a public provider of mobile data and voice communications services in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao worked in marketing and product management at Apple Computer and was an account executive for Recruit Co., Ltd. Mr. Chao serves on the boards of directors of numerous DCM portfolio companies. He is a Management Board member of the Stanford Graduate School of Business Board of Trustees. He also serves on the board of directors of Legend Capital and Spansion, Inc.
Dr. Xiaoyue Chen has been a director of the Company since August 2007. Dr. Chen holds Bachelor, Master and Ph.D degrees in Engineering, all from Tsinghua University. Dr. Chen is the Director of the Institute of Accountancy of Tsinghua University, a senior consultant of Beijing National Accounting Institute and the Vice President of the China Appraisal Society. He was the former President of Beijing National Accounting Institute, Associate Dean of the School of Economics and Management of Tsinghua University and Dean of the Department of Accounting of Tsinghua University. Dr. Chen also serves as an independent director of China Shenhua Energy Company Limited, China Unicom Limited and Yunnan Baiyao Group Company Limited.
Hiroyuki Honda has been a director of the Company since July 2006. Mr. Honda received his Bachelor of Law degree in Labor Law from Hokkaido University in 1984. He is an executive vice president of Recruit Co., Ltd., a leading human resource services provider in Japan, and has been a director of Recruit since 2005. Mr. Honda joined Recruit in 1984 and is currently in charge of the Corporate Planning Office and Business Development Office. Mr. Honda also serves as a board member of Recruit’s various joint ventures with Toyota Motor Corporation and Yahoo! Japan Corporation. In over two decades at Recruit, Mr. Honda has acted as General Manager of the Corporate Planning Office and New Generation Business Development Group, and led Recruit’s human resource related business group.
Donald L. Lucas has been a director of the Company since February 2004. Mr. Lucas received his Bachelor of Arts degree from Stanford University and his Master of Business Administration degree from the Stanford Graduate School of Business. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a board member of Cadence Design Systems, Inc., DexCom, Inc., Oracle Corporation and Vimicro International Corporation. He also serves as a director for several privately held companies. Mr. Lucas is the former chairman of the board of the Stanford Institute for Economic Policy and Research and a Trustee of the University of Santa Clara.

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Rick Yan has been a director, chief executive officer and president of the Company since 2000. Mr. Yan is responsible for the Company’s overall strategy and management. Mr. Yan received his Bachelor of Engineering degree and Master of Philosophy degree from the University of Hong Kong and his Master of Business Administration degree with distinction from INSEAD in France. Mr. Yan was an investor and advisor of the Company from its inception and prior to his appointment as chief executive officer. Prior to joining the Company, Mr. Yan was a Director and the Head of China Practice at Bain & Company, an international strategy consulting company. Mr. Yan joined the firm in London in 1989, returned to Asia and set up Bain & Company’s Hong Kong and Beijing offices in 1991 and 1993, respectively. In his 11-year tenure with Bain & Company, Mr. Yan was widely acknowledged as an expert in the consumer products and technology sectors. Prior to his affiliation with Bain & Company, Mr. Yan worked at Hewlett-Packard in Hong Kong for four years and was awarded Marketing Executive of the Year.
The Board of Directors recommends a vote “FOR” the election of each director nominee.

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PROPOSAL NO. 6
APPROVAL OF THE ADOPTION OF THE 51JOB, INC.
2009 SHARE OPTION PLAN
The Board of Directors has adopted, subject to shareholder approval, the 51job, Inc. 2009 Share Option Plan (the “2009 Plan”). The purposes of the 2009 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of the Company’s business.
The proposed 2009 Plan is intended to replace the 2000 Stock Option Plan, which expires in 2010. The 2009 Plan reserves an aggregate of 5,000,000 common shares for issuance upon the exercise of options under the 2009 Plan. The full text of the 2009 Plan is set forth as Appendix A to this proxy statement.
The Board of Directors recommends a vote “FOR” the approval of the adoption of the 51job, Inc. 2009 Share Option Plan.

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ACCESS TO CORPORATE GOVERNANCE POLICIES
The Company has adopted a Code of Business Conduct and Ethics which is available at http://ir.51job.com under the heading “Code of Conduct.” The committee charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board of Directors is available at http://ir.51job.com under the heading “Committee Charters.”
Copies of the Company’s Code of Business Conduct and Ethics as well as the committee charters will be provided free of charge upon written request to the Investor Relations Department by mail at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.
OTHER MATTERS
The Board of Directors knows of no other business that will be presented at the Meeting. If any other business is properly brought before Meeting, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.

By Order of the Board of Directors,
/s/ Rick Yan
Rick Yan
Director, Chief Executive Officer, President and Company Secretary July 17, 2009

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APPENDIX A
51JOB, INC.
2009 SHARE OPTION PLAN
1. Purposes of the Plan
The purposes of this Share Option Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company’s business.
2. Definitions
As used herein, the following definitions shall apply:
(a) “Administrator” means the Board or the Committee appointed by the Board to administer the Plan.
(b) “Applicable Laws” means the legal requirements relating to the Plan and the Options under applicable provisions of the corporate and securities laws of the U.S. and the Cayman Islands, the Code, PRC tax laws, rules, regulations and government orders, the rules of any applicable share exchange or national market system, and the laws and the rules of any other jurisdiction applicable to Options granted to residents therein.
(c) “Board” means the Board of Directors of the Company.
(d) “Code” means the U.S. Internal Revenue Code of 1986, as amended.
(e) “Committee” means the Compensation Committee of the Board or other committee appointed by the Board to administer the Plan.
(f) “Company” means 51job, Inc., a Cayman Islands company.
(g) “Consultant” means any Person (other than an Employee or a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity or any other selected Person the Administrator determines provides, directly or indirectly, bona fide value to the Company or any Related Entity.
(h) “Corporate Transaction” means any of the following transactions to which the Company is a party.
(i) a merger or consolidation or reorganization in which the Company is not the surviving entity; or
(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company (including the share capital of the Company’s Subsidiaries).
(i) “Director” means a member of the Board of Directors of the Company.
(j) “Disability” means that a Participant is permanently unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment as determined by the Administrator. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.
(k) “Effective Date” shall mean the date the Board adopts the Plan, or such later date as designated by the Board.
(l) “Employee” means any Person, including an Officer or Director, who is an employee of the Company or any Related Entity. Except as otherwise provided in the applicable Option Agreement, a Person shall not cease to be an Employee in the case of (i) any approved leave of absence, or (ii) transfers between the Company an/or any Related Entities. An approved leave of absence shall include sick leave, maternity leave or any other authorized personal leave. For purposes of Incentive Share Options, no such leave may exceed ninety (90) days, unless re-employment upon expiration of such leave is guaranteed by statute or contract. The payment of an independent director’s fee by the Company or a Related Entity shall not be sufficient to constitute “employment” of such Person by the Company.
(m) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(n) “Fair Market Value” means, as of any date, the value of a Share determined as follows: (i) if there should be a public market for the Shares on such date, the closing price of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, (including, without limitation, the National Association of Securities Dealers Automated Quotations (“NASDAQ”) Global Market or the NASDAQ Capital Market) or, if the Shares are not listed or admitted on any national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the applicable NASDAQ System (or such market in which such prices are regularly quoted) or, if no sale of Shares shall have been reported on the Composite Tape of any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used, and (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Administrator in good faith.
(o) “Incentive Share Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.
(p) “Liquidation Event” means a complete dissolution or liquidation of the Company.
(q) “Non-statutory Share Option” means an Option not intended to qualify as an Incentive Share Option.
(r) “Officer” means a Person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder or, to the extent applicable, other Applicable Laws.
(s) “Old Plan” means the Company’s 2000 Stock Plan, as has been amended from time to time.
(t) “Option” means an option to purchase Shares pursuant to an Option Agreement granted under the Plan.
(u) “Option Agreement” means any written agreement, contract, or other instrument or document evidencing an Option, including through electronic medium.
(v) “Participant” means an Employee, Director or Consultant who receives an Option under the Plan.
(w) “Parent” means a “parent corporation” (as defined in Section 424(e) of the Code or any successor section thereto) of the Company, whether now or hereafter existing.
(x) “Person” means a “person” as such term is used for purposes of Section 13(d) or 14(d) of the Act (or any successor section thereto).
(y) “Plan” means this 2009 Share Option Plan, as may be amended from time to time.
(z) “PRC” means the People’s Republic of China.
(aa) “Related Entity” means any Parent, Subsidiary and, to the extent permitted by Section 409A of the Code or other Applicable Laws, any other corporation, partnership, limited liability company or other business entity in which the Company, its Parent or a Subsidiary holds a substantial ownership interest, directly or indirectly.
(bb) “Share” means a common share of US$0.0001 nominal or par value of the Company.
(cc) “Subsidiary” means a “subsidiary corporation” (as defined in Section 424(f) of the Code or any successor section thereto) of the Company, whether now or hereafter existing.
3. Shares Subject to the Plan
(a) Number of Shares. Subject to the provisions of Section 9 below, the maximum aggregate number of Shares which may be issued pursuant to all Options is 5,000,000.
Notwithstanding the foregoing, to the extent that an Option terminates, expires, or lapses for any reason, any Shares subject to the Option shall again be available for the grant of an Option pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding options of any entity acquired in any form or combination by the Company or a Related Entity shall not be counted against Shares available for grant pursuant to the Plan.

(b) Shares Distributed. To the extent permitted by Applicable Laws, any Shares distributed pursuant to an Option may consist, in whole or in part, of authorized and unissued Shares, treasury shares (subject to applicable law) or Shares purchased on the open market. Additionally, at the discretion of the Administrator, American Depositary Shares in an amount equal to the number of Shares which otherwise would be distributed pursuant to an Option may be distributed in lieu of Shares in settlement of any Option. If the number of Shares represented by an American Depositary Share is other than on a one-to-one basis, the limitations of Section 3(a) shall be adjusted to reflect the distribution of American Depositary Shares in lieu of Shares.
4. Administration of the Plan
(a) Administrator. The Administrator shall administer the Plan in accordance with its terms.
(b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:
(i) to select the Persons to whom Options may from time to time be granted hereunder;
(ii) to determine the number of Shares underlying each Option;
(iii) to approve forms of Option Agreements for use under the Plan;
(iv) to determine the terms and conditions of any Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when the Option may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding an Option relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;
(v) to amend the terms of any outstanding Option granted under the Plan;
(vi) to construe and interpret the terms of the Plan and Options, including without limitation, any notice of Option or Option Agreement, granted pursuant to the Plan;
(vii) to take such action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate; and
(viii) to correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Administrator deems necessary or desirable.
(c) Effect of Administrator’s Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Participants.
5. Eligibility
(a) Incentive Share Options may be granted only to Employees of the Company, a Parent or a Subsidiary. Non-statutory Share Options may be granted to Employees, Directors and Consultants.
(b) An Employee, Director or Consultant who has been granted an Option may, if otherwise eligible, be granted additional Options. To the extent permitted by Applicable Laws, Options may be granted to such Employees, Directors or Consultants who are residing in foreign jurisdictions as the Administrator may determine from time to time.
(c) Neither the Plan nor any Option shall confer upon any Participant any right with respect to continuing the Participant’s relationship as an Employee, Director or Consultant of the Company or, as applicable, any Related Entity, nor shall it interfere in any way with his or her right or the right of the Company or, as applicable, any Related Entity to terminate such relationship at any time, with or without cause. No Participant or other Person shall have any claim to be granted any Option, and there is no obligation for uniformity of treatment of Participants, or holders or beneficiaries of Options. The terms and conditions of Options and the Administrator’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated). In addition, except as otherwise provided in a Participant’s employment agreement with the

Company or, as applicable, a Related Entity, under no circumstances will any Participant ceasing to be an employee or other service provider to the Company or any Related Entity, as applicable, be entitled to any compensation for any loss of any right or benefit or prospective right or benefit under the Plan which such Participant might otherwise have enjoyed whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise. By accepting an Option under the Plan, each Participant acknowledges and agrees that any Option such Participant has been awarded under the Plan and any other Options the Participant may be granted in the future, even if such Options are made repeatedly or regularly, and regardless of their amount, (i) are wholly discretionary, are not a term or condition of the Participant’s employment (or services) and do not form part of a contract of employment, or any other working arrangement, between the Participant and the Company or any Related Entity, and (ii) do no create any contractual entitlement to receive future Options or to continued employment.
6. Options
(a) The Administrator is authorized to grant Options to Participants on the following terms and conditions:
(i) Exercise Price. The exercise price per Share subject to an Option shall be determined by the Administrator and set forth in the Option Agreement which may be a fixed or variable price related to the Fair Market Value of the Shares, but in no event shall an Option granted to a Participant who is a U.S. taxpayer have an exercise price per Share that is less than 100% of the Fair Market Value of a Share on the date the Option is granted (other than in the case of Options granted in substitution of previously granted awards of any entity acquired by the Company or a Related Entity).
(ii) Option Period. The option period shall be the term stated in the Option Agreement, which term may be ten (10) years from the grant date of the Option or such shorter term as may be approved by the Administrator.
(iii) Procedure for Exercise. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. The Administrator shall set forth the rate at which Options shall become exercisable in the Option Agreement (or in any other manner it deems advisable), and except in the case of Options granted to Officers, Directors or Consultants or as otherwise may be permitted under Applicable Laws, Options granted under the Plan shall become exercisable at a rate of no less than 20% per year over five (5) years from the date the Options are granted. An Option may not be exercised for a fraction of a Share.
An Option shall be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Option Agreement) from the Person entitled to exercise the Option, and (y) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator at the time of exercise (or as expressly permitted by the Option Agreement). Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised, subject to Section 7(c). No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 9 of the Plan.
(iv) Expiration of Option.
(A) An Option may not be exercised to any extent by anyone after ten years from the date it is granted or such earlier time as set in the Option Agreement.
(B) Termination of Relationship as an Employee, Director or Consultant. If a Participant ceases to be a Employee, Director or Consultant for any reason (other than as a result of such Participant’s death or Disability), (i) the Participant may exercise his or her Option within such period of time as is specified in the Option Agreement (of at least thirty (30) days) to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement), and (ii) in the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Participant’s termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.
(C) Disability of Participant. If a Participant ceases to be an Employee, Director or Consultant as a result of the Participant’s Disability, (i) the Participant may exercise his or her Option within such period of time as is specified in the Option Agreement (of at least six (6) months) to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), and (ii) in the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Participant’s termination. If, on the date of termination, the Participant is not vested as to his or her entire option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.
(D) Death of Participant. If a Participant dies while an Employee, Director or Consultant, (i) the Option may be exercised within such period of time as is specified in the Option Agreement (of at least six (6) months) to the extent that the Option is vested on the date of death (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement) by the Participant’s estate or by a Person who acquires the right to exercise the Option by bequest or inheritance, and (ii) in the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Participant’s termination. If, at the time of death, the Participant is not vested as to the entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.
(v) Payment. The Administrator shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash, (ii) check, (iii) promissory note, (iv) Shares held for such period of time as may be required by the Administrator in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) cashless exercise; or (vi) any combination of the foregoing. The Administrator, in its discretion, may also permit a Participant to elect to exercise an Option by receiving a combination of Shares and cash (denominated in U.S. Dollars, Chinese Renminbi or other local currency), or solely cash, with an aggregate Fair Market Value (or, to the extent of payment in cash, in an amount) equal to the excess of the Fair Market Value of the Shares with respect to which the Option is being exercised over the aggregate exercise price, as determined as of the day the Option is exercised. Notwithstanding any other provision of the Plan to the contrary, no Director, Officer or any other Person shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.
(vi) Evidence of Grant. All Options shall be evidenced by an Option Agreement between the Company and the Participant. The Option Agreement shall set forth the terms, conditions and limitations for each Option, which may include the term of an Option, the provisions applicable in the event the Participant’s employment or service terminates, the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Option, and additional provisions as specified by the Administrator.
(b) Incentive Share Options. The terms of any Incentive Share Option granted pursuant to the Plan, in addition to the requirements of Section 6(a), must comply with the following additional provisions:
(i) Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-statutory Share Options.

(ii) Ten Percent Owners. An Incentive Share Option may be granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.
7. Provisions Applicable to Options
(a) No Shareholders Rights. No Option gives the Participant any of the rights of a Shareholder of the Company unless and until Shares are in fact issued to such Person in connection with such Option.
(b) Limits on Transfer. Except as otherwise provided by the Administrator, no Option may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. To the extent permitted under Applicable Laws, the Administrator by express provision in the Option Agreement or an amendment thereto may permit an Option (other than an Incentive Share Option) to be transferred to, exercised by and paid to certain Persons or entities related to the Participant, including but not limited to members of the Participant’s family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant’s family and/or charitable institutions, or to such other Persons or entities as may be expressly approved by the Administrator, pursuant to such conditions and procedures as the Administrator may establish.
(c) Share Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing Shares pursuant to the exercise of any Option, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply all Applicable Laws and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Administrator may place legends on any Share certificate to reference restrictions applicable to the Share. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Option, including a window-period limitation, as may be imposed in the discretion of the Administrator.
(d) Paperless Administration. Subject to Applicable Laws, the Administrator may make Options, and provide applicable disclosure and procedures for exercise of Options through an internet website or interactive voice response system for the paperless administration of Options.
(e) Foreign Currency. The Administrator may require a Participant to provide evidence that any currency used to pay the exercise price of any Option were acquired and taken out of the jurisdiction (in which the Participant resides) in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Option is paid in Chinese Renminbi or other foreign currency, as permitted by the Administrator, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People’s Bank of China for Chinese Renminbi, or for jurisdictions other than the People’s Republic of China, the exchange rate as selected by the Administrator on the date of exercise.
(f) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Participant at the time that such offer is made.
(g) Time of Grant. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination of granting such Option, or such other date as is determined by the Administrator. Notice of the determination shall be given to each Participant within a reasonable time after the date of such grant.

(h) Option Exchange Programs. The Administrator may establish one or more programs under the Plan (“Option Exchange Programs”) in which Options held by selected Participants (i) are surrendered or cancelled in exchange for Options (which may have lower exercise prices and/or different terms) and/or cash, and/or (ii) the exercise price of an outstanding Option is reduced. The terms and conditions of any Option Exchange Pogrom will be determined by the Administrator in its sole discretion.
(i) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular types of Options to one or more classes of Participants on such terms and conditions as determined by the Administrator from time to time.
8. Withholding
No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Administrator for the satisfaction of any income and employment tax withholding obligations under Applicable Laws, including without limitation the PRC tax laws, rules, regulations and government orders or the U.S. federal, state or local tax laws, as applicable. In furtherance of the foregoing, the Company or any Related Entity, as applicable, shall have the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and non-U.S. taxes (including the Participant’s payroll, social security, national insurance or other tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Administrator may, in its discretion, permit a Participant to elect to satisfy such withholding obligation by having the Company retain the number of Shares whose Fair Market Value equals the amount required to be withheld and any fraction of a Share required to satisfy such obligation shall be disregarded and the amount due shall instead be paid in cash by the Participant. Notwithstanding anything to the contrary herein, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Options (or which may be repurchased by the Company from the Participant after such Shares were acquired by the Participant) in order to satisfy the Participant’s federal, state, local and non-U.S. income, payroll, social security, national insurance or other tax liabilities with respect to the issuance, vesting, exercise or payment of the Option shall, unless specifically approved by the Administrator, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and non-U.S. income, payroll, social security, national insurance or other tax purposes that are applicable to such taxable income.
9. Adjustments Upon Changes in Capitalization, Merger or Asset Sale
(a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Option, and the number of Shares which have been authorized for issuance under the Plan but as to which no Option have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the price per share of Shares covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend or extraordinary cash dividend, combination or reclassification of the Shares, or any other increase or decrease in the number of issued shares of Shares effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.
(b) Corporate Transaction. In the event of a proposed Corporate Transaction, subject to the actual consummation of the proposed transaction, each outstanding Option shall automatically become fully vested and exercisable, unless the Option is assumed or substituted with an equivalent option or right by the successor corporation or the Parent or Subsidiary thereof. If the successor corporation refuses to assume or substitute for the Option, the Administrator shall, at least fifteen (15) days prior to the consummation of the Corporate Transaction, notify the Participant that the Option shall be fully vested and exercisable with respect to all of the Shares underlying the Option (including Shares as to which it would not otherwise be vested or exercisable) for a period of fifteen (15) days from the date of such notice, subject to the actual completion of the Corporate Transaction at the time and in the manner contemplated. If the Option thus becomes fully vested and exercisable but is not exercised during this fifteen (15) day period, it shall terminate immediately prior to the effective time of such Corporate Transaction. For the purposes of this paragraph, the Option shall be considered assumed or substituted with an equivalent option or right if, in connection with the Corporate Transaction, the Option is replaced with a comparable option or right with respect to shares of the successor corporation or parent thereof or is replaced with a cash incentive program of the successor corporation or parent thereof which preserves the compensation element of such Option existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such Option; provided that with respect to a Participant who is a U.S. taxpayer, such assumption or substitution shall be in accordance with the requirements of Section 409A of the Code. The determination of Option comparability above shall be made by the Administrator and its determination shall be final, binding and conclusive.
(c) Liquidation Event. In the event of a proposed Liquidation Event, the Administrator shall notify each Participant of the proposed event at least twenty (20) days prior to the proposed effective date of the Liquidation Event. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Option until ten (10) days prior to the proposed effective date for the Liquidation Event with respect to all Shares underlying the Option (including Shares as to which it would not otherwise be vested or exercisable), subject to the actual completion of the Liquidation Event at the time and in the manner contemplated. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares issued upon grant or an exercise of an Option shall lapse as to all Shares, subject to the actual completion of the Liquidation Event at the time and in the manner contemplated. Any unexercised Option shall terminate immediately prior to effective time of the Liquidation Event.
10. Effective Date and Term of Plan
The Plan shall become effective upon the Effective Date. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 11. Subject to Applicable Laws, Options may be granted under the Plan upon it becoming effective.
Upon the effectiveness of this Plan, no additional grants of Options shall be made under the Old Plan. Options previously issued and outstanding pursuant to the Old Plan shall continue to be governed under the rules of the Old Plan.
11. Amendment and Termination of the Plan.
The Board may amend, modify, or terminate the Plan as it shall deem advisable; provided, however, that (a) to the extent necessary and desirable to comply with any Applicable Law, regulation or share exchange rule, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment provided by Section 9), (ii) permits the Administrator to extend the exercise period for an Option beyond ten years from the date of grant, or (iii) results in a material increase in benefits or a change in eligibility requirements. The Board may not make any amendment or modification that would cause the Plan to fail to comply with any requirement of Applicable Law or regulations. Except in connection with Applicable Laws or exchange listing requirements, no amendment, modification or termination may adversely affect a Participant in a material way with respect to an Option previously granted, without the prior written consent of the Participant.
Without limiting the generality of the foregoing, to the extent applicable, notwithstanding anything herein to the contrary, this Plan and Options granted hereunder shall be interpreted in accordance with Section 409A of the Code and U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that the Administrator determines that any amounts payable hereunder will be taxable to a Participant under Section 409A of the Code and related Department of Treasury guidance prior to payment to such Participant of such amount, the Company may (a) adopt such amendments to the Plan and Options and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Administrator determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Options hereunder and/or (b) take such other actions as the Administrator determines necessary or appropriate to avoid the imposition of an additional tax under Section 409A of the Code.

12. Conditions Upon Issuance of Shares
(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.
(b) Investment Representations. As a condition to the exercise of an Option, the Administrator may require the Person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.
13. Inability to Obtain Authority
The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.
14. Reservation of Shares
The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.
15. Shareholder Approval
The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws (or, if not required, in the manner deemed appropriate by the Administrator).
16. Indemnification
To the extent allowable pursuant to applicable law, each member of the Committee and the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled pursuant to the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.
17. No Effect on Retirement and Other Benefit Plans
Except as specifically required by law or provided in a retirement or other benefit plan of the Company or a Related Entity, Options shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a “Retirement Plan” or “Welfare Plan” under the U.S. Employee Retirement Income Security Act of 1974, as amended.
18. Liability of the Company; Consents.
(a) Qualification as Incentive Share Option. Neither the Company nor any Related Entity shall be liable to any Participant or to any other Person if it is determined that an Option intended to be an Incentive Share Option granted hereunder does not qualify as incentive share options within the meaning of Section 422 or the Code.

(b) Consents. Participants shall be responsible for obtaining any governmental or other official consent that may be required by any country or jurisdiction in order to permit the grant or exercise of any Option. Neither the Company nor any Related Entity shall be responsible for any failure by a Participant to obtain such consent or for any tax or other liability to which a Participant may become subject to as a result of his or her participation in the Plan.
19. Language and Governing Law.
This Plan is executed in English. The Administrator may provide, at its discretion, written translations of the Plan and other documents related to the Plan in Chinese or another language. However, in case of discrepancy, the English version shall prevail. This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Cayman Islands.
20. Successors and Assigns.
This Plan shall be binding on all successors and assigns of the Company and each Participant, including without limitation, the estate of each such Participant and the executor, administrator or trustee of any such estate, and, if applicable, any receiver or trustee in bankruptcy or representative of the creditors of any such Participant.
21. Designated Participant.
(a) If the Administrator determines in its sole discretion that an appointment is necessary or desirable to comply with the regulatory requirements in the PRC, it may appoint the Company, a Subsidiary or any other institution or organization registered outside of the PRC (“Trustee”) to hold the interest and exercise the rights granted under the Plan of any Participant (“Designated Participant”) who either is a national of and ordinarily resident in the PRC or is otherwise designated by the Administrator as a Designated Participant. In relation to any such appointment, the Trustee will undertake to do the following for and on behalf of the Designated Participant, subject at all times to the Administrator’s supervision:
(i) execute the relevant Option Agreement with the Company;
(ii) hold the Option (the “Designated Option”) for the benefit of the Designated Participant;
(iii) take such actions as the Designated Participant may instruct from time to time in connection with the Designated Option or otherwise in relation to the Designated Participant’s beneficial interest under the Plan or under the Option Agreement, including taking such actions as may be necessary to exercise and to make any necessary payment for the Designated Option under the terms of the Plan and, if applicable, the Option Agreement;
(iv) after deducting its costs, fees and expenses as contemplated under subsection (d) of this Section 21, hold or at the Designated Participant’s direction remit to the Designated Participant the net proceeds of sales or other transactions involving the Designated Option or, as applicable, Shares underlying such Option;
(b) Without limiting the scope of its authorities under Section 4 or any other provision of the Plan, the Administrator may at any time impose restrictions on the method of exercise of a Designated Option, such that upon exercise the Designated Participant (or the Trustee acting on the Designated Participant’s behalf) does not receive Shares and receives solely cash, in the amount and denomination determined under the second sentence of Section 6(a)(v).
(c) An appointment of a Trustee pursuant to the terms of this Section 21 to hold the interest and exercise the rights for the benefit of the Designated Participant shall terminate at such time as the Administrator determines in its sole discretion that such appointment is no longer necessary or desirable in order to comply with regulatory requirements in the PRC.
(d) The Trustee may deduct from the proceeds of sales or other transactions involving the Designated Option or, as applicable, Shares underlying such Option any costs, fees and expenses of the Trustee in relation to its appointment under this Section 21. The Trustee will, under no circumstances, otherwise require the Designated Participant to compensate it for any of its costs, fees, expenses or losses.